Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 21, 2018, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Offeror (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

ConvergeOne Holdings, Inc.

at

$12.50 Per Share, Net in Cash,

Pursuant to the Offer to Purchase dated November 21, 2018

by

PVKG Merger Sub, Inc.,

a wholly owned subsidiary of

PVKG Intermediate Holdings Inc.

PVKG Merger Sub, Inc., a Delaware corporation (“Offeror”) and wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), is making an offer to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of ConvergeOne Holdings, Inc., a Delaware corporation (“ConvergeOne”), for a price per Share of $12.50 (such amount, as it may be adjusted from time to time upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”). Offeror was formed by Parent solely for purposes of entering into the transactions with ConvergeOne described in the Offer to Purchase. Each of CVC Capital Partners VII (A) L.P., a Jersey limited partnership, CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership, and CVC Capital Partners VII Associates L.P., a Jersey limited partnership, is an indirect stockholder of Parent.

Tendering stockholders who are record holders of their Shares and tender directly to Continental Stock Transfer & Trust Company, the depositary and paying agent for the Offer (the “Depositary and

Paying Agent”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON DECEMBER 19, 2018 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 19, 2018), UNLESS THE OFFER IS EXTENDED.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of November 6, 2018 (the “Merger Agreement”), by and among Parent, Offeror and ConvergeOne, pursuant to which, on the same date on which the Offer is consummated or if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied as of such date, then on the first business day on which such condition is satisfied or waived, Offeror will merge with and into ConvergeOne (the “Merger”), with ConvergeOne surviving the Merger as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, the Merger will become effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified therein (such time, the “Merger Effective Time”). At the Merger Effective Time, each Share issued and outstanding immediately prior to the Merger Effective Time (other than Shares held by ConvergeOne (or held in ConvergeOne’s treasury), Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or ConvergeOne, the Rollover Shares (as defined below) or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the Merger) will be converted into the right to receive an amount in cash, without interest, equal to $12.50 per Share, without interest and less any withholding of taxes required by applicable law.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) there not having been issued by any court of competent jurisdiction and remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer and there not having been taken any action, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger, by any governmental body directly or indirectly prohibiting, or making illegal, the acquisition of, or payment for, Shares pursuant to the Offer, or the consummation of the Merger, (iii) any consent, approval or clearance with respect to, or termination or expiration of any applicable mandatory waiting period (or any extension thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having been obtained, received, terminated or expired, (iv) since the date of the Merger Agreement, there not having occurred and been continuing any event, occurrence, change, development, violation, inaccuracy, fact, circumstance or other matter that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on ConvergeOne, and (v) the occurrence of the date that is 45 days after the date on which the parties submit to the Committee on Foreign Investment in the United States, a declaration pursuant to 31 C.F.R. § 801.401. The Offer is also subject to other conditions set forth in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase (such other conditions, together with the conditions described above, the “Offer Conditions”). The Offer is not subject to any financing condition. The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase and generally requires that there be validly tendered (and not properly withdrawn) that number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) that, considered together with the Rollover Shares and all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned

Subsidiaries (including Offeror), would represent one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer. For purposes of calculating whether the Minimum Condition has been satisfied, the number of Shares outstanding at the time of the expiration of the Offer will (i) include, without duplication, (a) Shares issuable in respect of ConvergeOne options for which the holders have validly exercised such ConvergeOne options and satisfied all of the requirements for their exercise prior to the expiration of the Offer, even if the ConvergeOne option holders do not receive Shares resulting from such exercise prior to the expiration of the Offer and (b) Shares issuable in respect of ConvergeOne warrants for which the holders have validly exercised such ConvergeOne warrants and satisfied all of the requirements for their exercise prior to the expiration of the Offer, even if the ConvergeOne warrant holders do not receive Shares resulting from such exercise prior to the expiration of the Offer and (ii) exclude Shares held in treasury by ConvergeOne as of the expiration of the Offer or any other Shares acquired by ConvergeOne prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of ConvergeOne options), even if ConvergeOne does not receive the Shares so acquired prior to the expiration of the Offer.

Certain holders of Shares (the “Rollover Stockholders”), including John A. McKenna, Jr., Jeffrey Nachbor, Paul Maier and John F. Lyons, have agreed to exchange a portion of their Shares (the “Rollover Shares”) for equity interests in PVKG Investment Holdings Inc., a Delaware corporation and the direct parent of Parent, and have agreed not to tender the Rollover Shares pursuant to the Offer.

In addition, concurrently with the execution of the Merger Agreement, certain stockholders of ConvergeOne have entered into a Tender and Support Agreement (the “Support Agreement”) that requires Clearlake Capital Partners III (Master), L.P. (“Clearlake”) and the other holders of Shares parties thereto (the “Significant Stockholders”), subject to the terms of the Support Agreement discussed in Section 11 — “The Transaction Agreements” of the Offer to Purchase, among other things, to tender all of the Shares (other than the Rollover Shares) owned by such Significant Stockholders as of the date of the Support Agreement or otherwise acquired prior to the termination of the Support Agreement, within ten business days after the commencement of the Offer. Clearlake and the other signatories collectively beneficially owned approximately 68% of the Shares (with such tender and support obligations subject to reduction to 39.99% upon an adverse recommendation change by the ConvergeOne board of directors) outstanding as of November 1, 2018.

The ConvergeOne board of directors, acting upon the unanimous recommendation of the Special Transaction Committee of the ConvergeOne board of directors, has unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, ConvergeOne and the holders of Shares, (ii) resolving that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL, (iii) declaring it advisable for ConvergeOne to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, (iv) authorizing and approving the execution, delivery and performance by ConvergeOne of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (v) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Offeror pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of any such extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) of the Offer and not properly withdrawn.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary and Paying Agent of Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary and Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payments from Offeror and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Offeror’s rights under the Offer, the Depositary and Paying Agent may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” of the Offer to Purchase and as otherwise required by Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (i) certificate(s) representing those Shares or confirmation of a book-entry transfer of such Shares into the Depositary and Paying Agent’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed (or, with respect to a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in connection with a book-entry transfer of shares and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary and Paying Agent. Under no circumstances will Offeror pay interest on the Offer Price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

The Offer will expire at 12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018), unless Offeror, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration time and date of the Offer is the latest time and date at which the Offer, as so extended, expires (such time and date, including any such extensions, the “Expiration Date”).

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Offeror expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Conditions and (iii) make any other changes in the terms and conditions of the Offer. However, unless otherwise provided by the Merger Agreement, Offeror will not, without the prior written consent of ConvergeOne, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (vi) change or waive the Minimum Condition, (vii)

extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Merger Agreement provides that, subject to the parties’ termination rights under the Merger Agreement, (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Offeror may, in its discretion (and without the consent of ConvergeOne or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension (or such other duration as may be agreed to by Parent and ConvergeOne), to permit such Offer Condition to be satisfied, (ii) Offeror must extend the Offer from time to time for (a) any period required by any legal requirement, any interpretation or position of the SEC or its staff or the Nasdaq Global Market applicable to the Offer and (b) for periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated, and (iii) if, at any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of ConvergeOne, Offeror must extend the Offer on one or more occasions for an additional period specified by ConvergeOne of up to ten business days per extension (or such other duration as may be agreed to by Parent and ConvergeOne), to permit such Offer Condition to be satisfied. Offeror will not, however, (i) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (a) the valid termination of the Merger Agreement and (b) February 4, 2019 and (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of ConvergeOne. We are prohibited from terminating the Offer prior to any scheduled Expiration Date without the prior written consent of ConvergeOne except in the event that the Merger Agreement is terminated pursuant to its terms.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer was otherwise scheduled to expire. During any extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Pursuant to Section 251(h) of the DGCL and due to the obligations of Parent, Offeror and ConvergeOne under the Merger Agreement, Offeror expects the Merger to occur either on the same date on which the Offer is consummated or if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied as of such date, then on the first business day on which such condition is satisfied or waived. Following consummation of the Offer and subject to the satisfaction or waiver of the conditions to the Merger, Offeror, Parent and ConvergeOne will take all necessary and appropriate action to effect the Merger without a meeting of ConvergeOne’s stockholders in accordance with Section 251(h) of the DGCL.

Shares tendered pursuant to the Offer may be properly withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Offeror pursuant to the Offer, may also be withdrawn at any time after January 20, 2019, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment pursuant to the Offer. For a withdrawal to be proper and effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, which determination will be final and binding upon the tendering party.

Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Offeror’s counsel, be unlawful. Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of Parent, Offeror, ConvergeOne, the Depositary and Paying Agent, the Information Agent (as defined below), or any other person is or will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any U.S. federal estate or gift tax rules, or any state, local or non-U.S. income and other tax laws) of tendering their Shares pursuant to the Offer, exchanging their Shares in the Merger or exercising appraisal rights. See Section 5 — “Material United States Federal Income Tax Consequences” of the Offer to Purchase for a discussion of certain material U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

The information required to be disclosed by Rule 14d-6(d)(1) promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. ConvergeOne has provided Offeror with ConvergeOne’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase and related documents to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on ConvergeOne’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Except as set forth in the Offer to Purchase, neither Parent nor Offeror will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

November 21, 2018